Filed Pursuant to Rule 433
Registration No. 333-192690
Pricing Term Sheet
January 5, 2016

The Walt Disney Company

4.125% Global Notes Due 2044

This free writing prospectus relates only to the securities of The Walt Disney Company (the “Company”) described below and should be read together with the Company’s prospectus supplement dated December 6, 2013 (the “Prospectus Supplement”), the accompanying prospectus dated December 6, 2013 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	The Walt Disney Company

Title of Securities:

4.125% Global Notes Due 2044 (the “2044 Notes” or the “Notes”)

The 2044 Notes offered hereby (the “New Notes”) constitute an additional issuance of the $500,000,000 aggregate principal amount of 2044 Notes that the Company issued on June 2, 2014 (the “Existing Notes”), all of which are still outstanding. The New Notes will have the same terms (except for original issue date, issue price, and first payment of interest) and CUSIP number as the Existing Notes, will be fungible with the Existing Notes for United States federal income tax purposes and will constitute Additional Notes (as defined in the Prospectus Supplement). See “Description of the Notes — Reopening of Issue” in the Prospectus Supplement. Upon completion of this offering, a total of $1,000,000,000 aggregate principal amount of our 2044 Notes will be outstanding.

The New Notes will be and the Existing Notes are part of a single series of the Company’s senior debt securities under the indenture (as defined in the Prospectus Supplement) designated as Medium-Term Notes, Series F. Unless otherwise expressly stated or the context otherwise requires, references to the 2044 Notes or the Notes include both the New Notes and the Existing Notes.

Ratings:	A2 by Moody’s (stable outlook) / A by S&P (stable outlook) / A by Fitch (stable outlook)*

Trade Date:	January 5, 2016

Settlement Date (T+3):	January 8, 2016

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include among others, the general corporate purposes identified under the caption “Use of Proceeds” in the Prospectus.

Proceeds to the Company:	$500,670,000 (excluding pre-issuance accrued interest and after deducting the underwriting discounts and commissions but before deducting estimated offering expenses payable by the Company).

*                                         Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Maturity Date:	June 1, 2044

Aggregate Principal Amount of New Notes Offered:	$500,000,000

Benchmark Treasury:	2.875% due August 15, 2045

Benchmark Treasury Price and Yield:	97-04+; 3.022%

Spread to Benchmark Treasury:	Plus 105 basis points

Price to Public (Issue Price):	100.884% plus accrued interest from and including December 1, 2015 to but excluding the settlement date (totaling $2,119,791.67).

Interest Rate:	4.125% per annum, accruing from December 1, 2015.

Interest Payment Dates:	Semi-annually on each June 1 and December 1, commencing on June 1, 2016. Interest payable on the June 1, 2016 interest payment date will include interest accrued from and including December 1, 2015.

Regular Record Dates:	May 15 or November 15, as the case may be, immediately preceding the applicable interest payment date

Underwriting Discounts and Commissions:	0.750%

CUSIP No.:	25468PDB9

ISIN No.:	US25468PDB94

Optional Redemption:

The Notes may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time prior to their stated maturity, at a redemption price equal to the greater of the following amounts:

(1) 100% of the principal amount of the Notes to be redeemed; or

(2)         as determined by the Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (not including any portion of any payments of interest accrued to the applicable redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, plus, in the case of both clauses (1) and (2) above, accrued and unpaid interest on the principal amount of the Notes being redeemed to such redemption date.

Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on an interest payment date falling on or prior to a redemption date for the Notes will be payable to the registered holders of such Notes (or one or more predecessor Notes) of record at the close of business on the relevant regular record date, all as provided in the indenture.

“Treasury Rate” means, with respect to any redemption date for the Notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate will be calculated on the third business day preceding the applicable redemption date. As used in the preceding sentence and in the definition of “Reference Treasury Dealer Quotation” below, the term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

“Comparable Treasury Issue” means, with respect to any redemption date for the Notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes, (i) if the Independent Investment Banker obtains five Reference Treasury Dealer Quotations for that redemption date, the average of those Reference Treasury Dealer Quotations after excluding the highest and lowest of those Reference Treasury Dealer Quotations, (ii) if the Independent Investment Banker obtains fewer than five but more than one such Reference Treasury Dealer Quotations, the average of all of those quotations, or (iii) if the Independent Investment Banker obtains only one such Reference Treasury Dealer Quotation, such quotation.

“Independent Investment Banker” means one of Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC and their respective successors appointed by the Company to act as the Independent Investment Banker from time to time, or if any such firm is unwilling or unable to serve in that capacity, an independent investment banking institution of national standing appointed by the Company.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC and a Primary Treasury Dealer (as defined below) selected by Wells Fargo Securities, LLC and their respective successors; provided that, if any such firm ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. If fewer than all of the Existing Notes, all of the New Notes and all other Additional Notes (as defined in the Prospectus Supplement), if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Existing Notes are to be redeemed at any time, selection of such Existing Notes, New Notes and Additional Notes, if any, for redemption will be made by the trustee (as defined in the Prospectus Supplement) by such method as the trustee shall deem fair and appropriate.

Unless the Company defaults in payment of the redemption price, interest on each Note or portion thereof called for redemption will cease to accrue on the applicable redemption date.

Additional Amounts:	The provisions described in the Prospectus Supplement under the caption “Description of the Notes — Payment of Additional Amounts” will apply to the Notes.

Tax Redemption:

The Company may, at its option, redeem, as a whole but not in part, the Existing Notes, the New Notes and all other Additional Notes, if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Existing Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date on the other terms and subject to the conditions described in the Prospectus Supplement under the caption “Description of the Notes — Redemption for Tax Purposes.” Notwithstanding the foregoing, installments of interest that are due and payable on an interest payment date falling on or prior to the redemption date of a Note will be payable to the registered holder of such Note (or one or more predecessor Notes) of record at the close of business on the relevant regular record date, all as provided in the indenture.

Form of Notes:

The New Notes will be issued in the form of one or more global Notes in book-entry form and will be delivered to investors through the facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., against payment.

Currency:	The New Notes will be denominated and payable in U.S. dollars.

Other:

The New Notes will not be entitled to the benefit of any sinking fund and the Company will not be required to repurchase New Notes at the option of the holders. The New Notes are “fixed rate notes” as defined in the Prospectus Supplement.

Material United States Federal Income Tax Considerations:

For a discussion of the material United States federal income tax considerations related to the acquisition, ownership and disposition of the New Notes, please see “Material United States Federal Income Tax Considerations” in the Prospectus Supplement, as supplemented by the discussion in the immediately following paragraphs captioned “Backup Withholding Rates” and “Amortizable Bond Premium”.

Backup Withholding Rates

The backup withholding rate is currently 28% for payments on the Notes (including gross proceeds from a sale of the Notes) that are subject to backup withholding. The backup withholding rate did not increase to 31% for payments made after December 31, 2010.

Qualified Reopening

The New Notes will be issued in a “qualified reopening” of the Existing Notes for U.S. Federal income tax purposes. Accordingly, the New Notes will be considered to have the same issue date and issue price as the Existing Notes and will be fungible with the Existing Notes for United States federal income tax purposes.

Pre-Issuance Accrued Interest

A portion of the amount paid for the New Notes will be allocable to interest that accrued prior to the date the New Notes are purchased. The Company intends to take the position that, on the first interest payment date for the New Notes, a portion of the interest paid on the New Notes in an amount equal to the pre-issuance accrued interest from December 1, 2015 to the settlement date (“pre-issuance accrued interest”) will be treated as a return of such pre-issuance accrued interest and not as a payment of interest on the New Notes. Amounts treated as a return of pre-issuance accrued interest should not be taxable when received by a United States Holder (as defined in the Prospectus Supplement) but should reduce the United States Holder’s adjusted tax basis in the New Notes by a corresponding amount (in the same manner as would a payment of principal). United States Holders should consult their tax advisors concerning the tax treatment of pre-issuance accrued interest.

Amortizable Bond Premium

If a United States Holder acquires a New Note for an amount that is greater than the stated principal amount (excluding any amounts attributable to pre-issuance accrued interest) of the New Note, such holder will be considered to have acquired such New Note with amortizable bond premium. Generally, a United States Holder may elect to amortize such bond premium using a constant yield method over the remaining term of the New Note as an offset to interest when includible in income under such holder’s method of accounting for U.S. Federal income tax purposes. Any such election shall apply to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held at the beginning of the first taxable year to which the election applies or thereafter acquired, and is irrevocable without the consent of the U.S. Internal Revenue Service. However, because as described above under “—Optional Redemption” the Notes may be redeemed by the Company prior to maturity for a price that may under certain circumstances be equal to or greater than their principal amount, special rules may affect the amount and timing of the deduction. If a United States Holder elects to amortize bond premium, such holder must reduce their tax basis in the New Notes by the amount of the premium used to offset interest income as set forth above. If a United States Holder does not elect to amortize bond premium, the amount of the premium will decrease the gain or increase the loss otherwise recognized on the disposition of a New Note. United States Holders that acquire a New Note for an amount that is greater than the stated principal amount (excluding any amounts attributable to pre-issuance accrued interest) of the New Note should consult with their tax advisors concerning the tax treatment of amortizable bond premium.

Joint Bookrunning Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA Inc. RBC Capital Markets, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Santander Investment Securities Inc. SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Blaylock Beal Van, LLC C.L. King & Associates, Inc. Drexel Hamilton, LLC Great Pacific Securities Mischler Financial Group, Inc.

Concurrent Offering.  Concurrently with the offering of the New Notes, the Company is offering $400,000,000 aggregate principal amount of its Floating Rate Notes Due 2019, $350,000,000 aggregate principal amount of its 1.650% Notes Due 2019, $750,000,000 aggregate principal amount of its 2.300% Notes Due 2021 and $1,000,000,000 aggregate principal amount of its 3.000% Notes Due 2026 (collectively, the “Other Notes”) pursuant to a separate pricing term sheet.  Like the Existing Notes and the New Notes, the Other Notes will also be part of a single series of the Company’s senior debt securities under the indenture designated as Medium-Term Notes, Series F.  The Company expects that the proceeds it receives from the offering of the Other Notes will be $2,486,178,500 (after deducting the underwriting discounts and commissions but before deducting estimated offering expenses payable by the Company).

Plan of Distribution.  The following information supplements the information appearing under the caption “Plan of Distribution” in the Prospectus Supplement.  Pursuant to a terms agreement dated the date hereof, the joint bookrunning managers, co-managers and junior co-managers (collectively, the “underwriters”) named above, acting as principal, have severally agreed to purchase the New Notes and the Other Notes from the Company.  The several obligations of the underwriters to purchase the New Notes and Other Notes are subject to conditions and they are obligated to purchase all of the New Notes and Other Notes if any are purchased.  If an underwriter defaults, the terms agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the terms agreement may be terminated.

The Company estimates that expenses of the offering of the New Notes and the Other Notes payable by the Company, excluding underwriting discounts and commissions, will be $1,660,000.

As used under the captions “Canada,” “European Economic Area,” “United Kingdom,” “Hong Kong,” “Japan” and “Singapore” below, references to the “Notes” mean the New Notes.

Canada.  The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area.  This free writing prospectus is not a prospectus for purposes of the Prospectus Directive (as defined below) as implemented in Member States of the European Economic Area.  Neither the Company nor the underwriters have authorized, nor does the Company or the underwriters authorize, the making of any offer of the Notes through any financial intermediary other than offers made by the underwriters which constitute the final placement of the Notes contemplated in this free writing prospectus.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has severally represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated hereby to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State at any time:

(a)                                 to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                 to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) through (c) above shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

United Kingdom.  Each underwriter severally has represented and agreed that:

•                              it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•                              it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong.  The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan.  The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore.  The Prospectus Supplement, the Prospectus and this term sheet have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus Supplement, the Prospectus and this term sheet and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA ) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146 or Deutsche Bank Securities Inc. by telephone (toll free) at 1-800-503-4611.